Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL

OF FEBRUARY 1, 2016

DATE, TIME AND PLACE: On February 1, 2016 at 10:00 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Metrô, room 1, in the city and state of São Paulo.

CHAIR: Iran Siqueira Lima.

QUORUM: All effective members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Following examination of the Company’s account statements for the fiscal year 2015, the Councilors resolved to draft the following opinion:

“Concluded the examination of the Account Statements with respect to the fiscal year ending December 31, 2015 and verified the exactness of all the elements examined, in view of the unqualified report of PricewaterhouseCoopers Auditores Independentes, The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. have the opinion that these documents adequately reflect the equity situation, the financial position and the activities conducted by the Company and meet the necessary conditions to be submitted for the examination and approval of the Stockholders”

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read approved and signed by all. (signed) Iran Siqueira Lima – President; Alberto Sozin Furuguem and Luiz Alberto de Castro Falleiros – Councilors.

São Paulo (SP), February 1, 2016.

MARCELO KOPEL

Investor Relations Officer